Exhibit 99.2

SPI Energy Co., Ltd. Announces 10-for-1 Share Consolidation

Hong Kong, November 7, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced a 10-for-1 share consolidation, effective as of the close of business on November 6, 2017. Beginning on November 8, 2017, the Company’s ordinary shares will trade on the NASDAQ on post-consolidation basis.

At the Company’s extraordinary general meeting, the shareholders of the Company considered and passed an ordinary resolution authorizing that each ten ordinary shares, par value of US$0.000001, be consolidated into one ordinary share, par value of US$0.00001. As a result of the share consolidation, each 10 pre-consolidation ordinary shares outstanding will automatically combine into one ordinary share of the Company without any action on the part of the respective holders holding shares in a brokerage account.  No fractional shares will be issued as a result of the share consolidation, and shareholders who otherwise would be entitled to a fractional share will receive, in lieu thereof, a cash payment which will equal the product obtained by multiplying (a) the fraction to which the shareholder would otherwise be entitled; by (b) the average closing bid price of the ordinary shares of the Company for the five business days immediately preceding November 6, 2017, adjusted for the share consolidation ratio. When the share consolidation becomes effective, the number of authorized shares of the Company’s ordinary shares will decrease to 5,000,000,000, while the number of issued and outstanding ordinary shares will be reduced from 725,067,164 to approximately 72,506,716.

The Company’s post-consolidation ordinary shares will continue to trade on the NASDAQ under the symbol “SPI” but under a new CUSIP number of G8651P 201.

The Company’s transfer agent, Computershare, will provide instructions to shareholders holding shares in certificate form regarding the process for exchanging shares.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

SPI Energy Co., Ltd.